UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioRegenx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31772N209

(CUSIP Number)

J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 31772N209

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WILSHIRE HOLDING TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION – U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 197,864,944 Common 1,008 Series A Preferred
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 197,864,944 Common 1,008 Series A Preferred
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,864,944 Common 1,008 Series A Preferred
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.68% Common 26.53% Series A Preferred
14.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 31772N209	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WILLIAM RESIDES
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION – U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,674,000 Common 112 Series A Preferred
	8.	SHARED VOTING POWER 197,864,944 Common 1,008 Series A Preferred
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 197,864,944 Common 1,008 Series A Preferred

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,538,944 Common 1,120 Series A Preferred
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.84% Common 29.47% Series A Preferred
14.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 31772N209

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 of BioRegenx, Inc., a Nevada corporation. The principal office of the Issuer is located at 7407 Ziegler Road, Chattanooga TN 37421

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Wilshire Holding Trust and William Resides. Wilshire Holding Trust is a trust organized under the laws of Tennessee with its primary office located at 9718 Cattails View Cove, Ooltewah, TN 37363. William Resides is the Trustee of the Wilshire Holding Trust. William Resides is the Chief Executive Officer, Interim Chief Financial Officer and a Director of BioRegenx, Inc.

Wilshire Holding Trust and William Resides have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 29, 2022, the Issuer entered into an Agreement and Plan of Reorganization with shareholders of BioRegenx, Inc, a privately held Nevada corporation. Pursuant to the terms of the Merger Agreement, the Issuer purchased all of the issued and outstanding BioRegenx shares in exchange for the issuance of an aggregate of 851,977,296 common shares and 3,800 Series A Preferred Shares of the Issuer. The Issuer filed the Articles of Merger on March 8, 2024 with the state of Nevada.

ITEM 4. PURPOSE OF TRANSACTION.

On December 29, 2022, the Issuer entered into an Agreement and Plan of Reorganization with shareholders of BioRegenx, Inc, a privately held Nevada corporation. Pursuant to the terms of the Merger Agreement, the Issuer purchased all of the issued and outstanding BioRegenx shares in exchange for the issuance of an aggregate of 851,977,296 common shares and 3,800 Series A Preferred Shares of the Issuer. The Issuer filed the Articles of Merger on March 8, 2024 with the state of Nevada.

Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(i)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the reporting persons will continue to review their investment in the Issuer and reserves the right to change their intentions with respect to any or all of such matters.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date hereof:

Wilshire Holding Trust is the direct beneficial owner of 197,864,944 common shares and 1,008 Series A preferred shares, representing approximately 20.68% of the outstanding common stock of the Issuer and 26.53% of the Series A preferred stock of the Issuer.

William Resides is the direct beneficial owner of 20,674,000 shares of Issuer common stock, representing approximately 2.16% of outstanding common stock of the Issuer and 112 shares of Issuer Series A preferred stock, representing 2.94% of outstanding Series A preferred stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 197,864,944 common stock and 1,008 Series A preferred stock owned by Wilshire HoldingTrust representing 20.68 % of the outstanding common stock of the Issuer and 26.53% of the outstanding Series A preferred stock of the Issuer.

The percentage calculations in item 5(a) are based on 956,630,100 common shares and 3,800 Series A preferred shares as of April 14, 2024.

(b)	The information contained in rows 7, 8, 9 and 10 on each of the cover pages is incorporate by reference in its entirety into this Item 5(b).
(c)	No other transactions were effected in the Issuer’s common stock or Series A preferred stock during the last sixty days.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the reporting persons
(e)	The reporting persons are now the beneficial owner of more than five percent of the outstanding voting securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

William Resides, the Trustee of the Wilshire Holding Trust, is also the Chief Executive Officer, Interim Chief Financial Officer and a Director of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

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SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2024

Wilshire Holding Trust	William Resides

By: /s/ William Resides	/s/ William Resides
William Resides, Trustee	William Resides

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JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to shares of BioRegenx, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of April 29, 2024.

Wilshire Holding trust

By:	/s/ William Resides
Name:	William Resides
Title:	Trustee

William Resides
By:	/s/ William Resides
Name:	William Resides

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